Exhibit 21.1

Subsidiaries of the Registrant

Upon the consummation of this offering, the following entities will become subsidiaries of MediaAlpha, Inc.

Name of Subsidiary	State of Organization
Guilford Holdings, Inc.	Delaware
QL Holdings LLC	Delaware
QuoteLab, LLC	Delaware
Media Buying Team LLC	Delaware
SkyTiger Studio Ltd.	Taiwan